FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 OR 15d-16

UNDER the Securities Exchange Act of 1934

For November 7, 2017

Commission File Number: 333-211791

LLOYDS BANKING GROUP PLC

5th Floor
25 Gresham Street

London EC2V 7HN
United Kingdom

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__         Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

In connection with the issuance by Lloyds Banking Group plc of $2,250,000,000 aggregate principal amount of 2.907% Senior Callable Fixed-to-Floating Rate Notes due 2023 and $1,750,000,000 aggregate principal amount of 3.574% Senior Callable Fixed-to-Floating Rate Notes due 2028, Lloyds Banking Group plc is filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File No. 333-211791):

Exhibit List

Exhibit No.	Description
4.1	Third Supplemental Indenture to the Senior Debt Securities Indenture between Lloyds Banking Group plc and The Bank of New York Mellon acting through its London Branch, dated as of November 7, 2017
5.1	Opinion of CMS Cameron McKenna Nabarro Olswang LLP
5.2	Opinion of Davis Polk & Wardwell London LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP PLC (Registrant)
Dated:	November 7, 2017	By:	/s/ Peter Green
			Name:	Peter Green
			Title:	Head of Public Senior Funding & Covered Bonds